Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

August 4, 2023

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sirs,

Sub: Intimation

Further to our intimation dated May 5, 2023, on the inspection conducted by the United States Food & Drug Administration (USFDA) at our API manufacturing facility in Bollaram, Hyderabad (CTO 1), we wish to inform you that the Company has received the Establishment Inspection Report (EIR). The Agency has classified the inspection as Voluntary Action Indicated (VAI) and concluded that the inspection is "closed" under 21 CFR 20.64(d)(3).

Kindly take the above on your record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR